UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number   1-6887

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.             Financial Statements

1.                  Report of Independent Registered Public Accounting Firm

2.                  Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

3.                  Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

4.                  Notes to Financial Statements

5.                  Schedule of Assets (Held at End of Year)

6.                  Schedule of Delinquent Participant Contributions

B.               Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date : June 29, 2006	/s/ ALLAN R. LANDON
Allan R. Landon
Chairman of the Board, Chief Executive Officer and President of Bank of Hawaii Corporation

/s/ RICHARD C. KEENE
Richard C. Keene
Vice Chairman and Chief Financial Officer of Bank of Hawaii Corporation

/s/ BRIAN T. STEWART
Brian T. Stewart
Executive Vice President and Controller of Bank of Hawaii Corporation

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Bank of Hawaii Retirement Savings Plan
Years Ended December 31, 2005 and 2004

Bank of Hawaii Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedules

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors and
The Benefits Plan Committee of
Bank of Hawaii Corporation
Bank of Hawaii Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of Hawaii Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Honolulu, Hawaii
June 15, 2006

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
	(dollars in thousands)
Assets
Investments, at Fair Value	$328,905	$317,495

Receivables:
Employer Contribution	6,815	6,767
Net Assets Available for Benefits	$335,720	$324,262

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2005	2004
	(dollars in thousands)
Additions
Investment Income — Interest and Dividends	$14,233	$10,157
Net Appreciation in Fair Value of Investments	2,269	26,967

Contributions:
Participants	9,495	9,059
Employer	9,964	9,835
Participant Rollovers	244	268
Total Contributions	19,703	19,162

Total Additions	36,205	56,286

Deductions
Distributions to Participants	(24,747)	(30,361)

Net Increase of Net Assets Available for Benefits	11,458	25,925
Net Assets Available for Benefits at Beginning of Year	324,262	298,337
Net Assets Available for Benefits at End of Year	$335,720	$324,262

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan and Summary of Significant Accounting Policies

Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”), formerly known as the Bank of Hawaii Profit Sharing Plan, provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation and certain of its subsidiaries (collectively “the Company”) who have fulfilled the Plan’s participation requirements. The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Benefit Plans Committee (the “Plan Administrator”), a sub-committee of the Company’s Board of Directors. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

On May 24, 2002, the Benefits Plan Committee on behalf of the Board of Directors of the Company approved a resolution to merge the Bank of Hawaii Money Purchase Plan (the “MPP”) into the Plan, effective June 30, 2002. The unvested MPP balances that merged into the Plan on June 30, 2002, are maintained as a separate account and continue to have a five-year vesting period. Participants are fully vested in all other Plan assets allocated to their account. As of December 31, 2005 and 2004, the cumulative forfeited unvested amount available to be used for future employer contributions were approximately $290,000 and $215,700, respectively.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Effective April 1, 1998, the portion of the Plan consisting of the Bank of Hawaii Corporation Stock Fund converted to an employee stock ownership plan (“ESOP”). As an ESOP, any cash dividends on Bank of Hawaii Corporation stock are passed through to the participants unless the participant elects against receiving the dividend in cash. The cash dividend on shares of Bank of Hawaii Corporation stock paid as a dividend pass-through is not treated as a distribution from the Plan, rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Bank of Hawaii Corporation stock. For participants electing not to receive the dividend pass-through, the dividend is allocated to the participant’s account as income and is invested in additional shares.

In the event that a member terminates employment at a time when the member is not fully vested, the member forfeits the unvested portion of their money purchase account. However, under ERISA regulations, the forfeiture will be reinstated if the participant is re-employed with the Company within five years. Forfeitures for a calendar year are credited against employer contributions required for the calendar year.

In the event that the Board of Directors terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Investments

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. Shares of Bank of Hawaii Corporation stock are valued at the quoted market price at year end.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year end are reflected in the Statements of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments. The net realized gain and loss on investments sold is computed using the average cost method.

Contributions

Contributions from the Company and participants are accrued through December 31 in the Statements of Net Assets Available for Benefits.

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Company makes matching contributions on behalf of members each calendar quarter equal to $1.25 for each $1.00 contributed by a member up to 2% of the member’s eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participant’s eligible compensation. In addition, all eligible members receive a pro rata annual 3% Company fixed contribution based on employees’ eligible compensation and a discretionary value sharing contribution that is linked to the Company’s financial goals. These contributions are made annually regardless of whether the member contributes to the Plan and are invested in accordance with the member’s selection of investment options available under the Plan. Value sharing contributions for the years ended December 31, 2005 and 2004 were approximately $2,581,000 and $2,548,000, respectively. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Benefit Payments

Benefits are recorded when paid.

Withdrawals are permitted for participants demonstrating immediate financial need. Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms do not exceed 5 years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest. Principal and interest is repaid ratably into the participant’s account through payroll deductions. No withdrawals or loans are permitted from the Bank of Hawaii Corporation Stock Fund.

For termination of employment due to retirement (normal and early), disability or death, a member or their beneficiary is entitled to receive an allocation of the employer matching contribution for the calendar quarter in which the member terminated employment. A member is also entitled to a pro-rata allocation of the Company’s fixed and value sharing contributions for the calendar year in which the member terminated employment. Under these conditions, the member’s account is distributed as soon as practicable after the quarter-end and year-end allocations are made. However, the member may make an election to waive this allocation and receive an immediate distribution. For termination of employment prior to retirement (normal and early), disability or death, the member’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the member consents in writing to such a distribution. Members are entitled to receive the vested portion of their money purchase account in the form of a joint and survivor or life annuity, unless elected otherwise. Members may elect to waive distribution of benefits in such a manner and elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Investments

During the years ended December 31, 2005 and 2004, the Plan’s investments appreciated in fair value as follows:

	Years ended December 31,
	2005	2004
	(dollars in thousands)
Mutual Funds	$1,197	$12,539
Common Stock	1,072	14,428
Net Appreciation in Fair Value of Investments	$2,269	$26,967

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	December 31,
	2005	2004
	(dollars in thousands)
Bank of Hawaii Corporation Common Stock	$76,525	$82,037
Vanguard Windsor Fund	49,835	46,960
Vanguard Retirement Savings Trust	46,613	45,205
Vanguard 500 Index Fund	45,905	43,374
Vanguard Wellington Fund	45,130	42,586

The Vanguard Retirement Savings Trust is a collective trust investing solely in guaranteed investment contracts with selected insurance companies and commercial banks. The contract value of guaranteed investment contracts approximates fair value and represents initial deposits, plus contributions and interest, less benefit payments. The Vanguard Retirement Savings Trust allows for benefit responsive withdrawals by the Plan on behalf of members, at contract value, subject to certain market value adjustments.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3. Transactions and Agreements with Parties-in-Interest

The Bank of Hawaii Corporation Stock Fund invests in the common stock of Bank of Hawaii Corporation and includes a nominal cash balance for liquidity purposes.

The Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia Growth Fund, Pacific Capital Diversified Fixed Income Fund, Pacific Capital International Stock Fund, Pacific Capital Small Cap Fund, Pacific Capital Value Fund, and Pacific Capital Short Intermediate U.S. Government Securities Fund belong to a family of proprietary mutual funds managed by the Asset Management Group of Bank of Hawaii, a subsidiary of Bank of Hawaii Corporation.

The Vanguard Wellington Fund, Vanguard Windsor Fund, Vanguard 500 Index Fund, and Vanguard Short-Term Federal Fund are mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. The Vanguard Retirement Savings Trust is a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for the Plan’s investments.

4. Income Tax Status

The Plan last received a determination letter from the Internal Revenue Service dated October 30, 2002, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. There have been amendments to the Plan since the last determination letter from the Internal Revenue Service. Subsequent amendments are structured to, and are intended to maintain the Plan’s tax exempt status.

Supplemental Schedules

Bank of Hawaii Retirement Savings Plan

Employer ID Number: 99-0033900/Plan Number: 091203

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Description	Number of Shares	Cost	Current Value
	(dollars in thousands)
Mutual Funds
Pacific Capital Diversified Fixed Income Fund	269,273	$3,020	$2,951
Pacific Capital Growth & Income Fund	670,929	9,039	9,058
Pacific Capital Growth Stock Fund	1,352,849	13,901	12,230
Pacific Capital International Stock Fund	447,532	4,012	4,560
Pacific Capital New Asia Growth Fund	628,831	7,473	9,879
Pacific Capital Short Intermediate U.S. Government Securities Fund	173,903	1,718	1,673
Pacific Capital Small Cap Fund	683,802	10,556	11,727
Pacific Capital Value Fund	248,093	2,186	2,456
Vanguard 500 Index Fund	399,447	39,553	45,905
Vanguard Short-Term Federal Fund	540,277	5,675	5,543
Vanguard Wellington Fund	1,486,967	39,258	45,130
Vanguard Windsor Fund	2,905,838	44,546	49,835
Total Mutual Funds	9,807,741	180,937	200,947

Collective Trust
Vanguard Retirement Savings Trust	46,613,334	46,613	46,613

Bank of Hawaii Corporation Common Stock Fund
Bank of Hawaii Common Stock	1,484,763	25,388	76,525
Vanguard Prime Money Market Fund		331	331
Total Bank of Hawaii Corporation Common Stock Fund		25,719	76,856

Participant Loans
Participant Loans-Interest rates ranging from 6.25% to 8.00%		4,489	4,489
		$257,758	$328,905

All investments are with parties-in-interest to the Plan.

Bank of Hawaii Retirement Savings Plan

Employer ID Number: 99-0033900/Plan Number: 091203

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2005

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
(dollars in thousands)	(dollars in thousands)
$7	$7